NAME
Thank you for playing an important part in the future of impactful startups.
I've got one that I hope you'll find intriguing.

Wildfires are an escalating world-wide threat, devastating communities, habitats and business, and there's currently no effective technology up to the challenge of suppressing them.
I founded Team Wildfire to develop and commercialize technology and tactics to fill this dire need, based on methods I developed as a Hollywood special effects coordinator.


TEAM WILDFIRE



Tim Draper invested $500K in our pre-seed round, which we used to build a working prototype.

Team Wildfire holds three patents covering this technology.

Our "Hurricane on Wheels," will access and combat fires in places inaccessible to planes and fire trucks.

Team Wildfire will offer Suppression as a Service to government agencies internationally, a multi billion dollar market opportunity.

The UN forecasts a 30% increase in serious wildfires by 2050. The need for this service is strong and inflexible.

Informal reviews of our demo by staff at CalFire, Colorado Fire, FEMA, and the U.S. Forestry Service anticipate Team Wildfire technology will be game changing for wildfire suppression.
We start pilot trials next month.

Please let me know if you think FUNDNAME might be a good fit for this venture.

I've attached our pitch deck and this shareable link.

Please call if you'd like to discuss this opportunity to do a great deal of good, and make a few dollars along the way. Ok, maybe a lot of dollars...
Sincerely,

Steve Wolf, CEO
Team Wildfire
Steve@TeamWildfire.com
TeamWildfire.com
YouTube.com/teamwildfire
(512) 653-9653

The easiest way to see what we're building is here: TeamWildfire.tv/newsy

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